Exhibit 99.2

Appendix 3E

Daily share buy-back notice

Rule 3.8A

Appendix 3E

Daily share buy-back notice (except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN/ARSN
James Hardie Industries SE	097 829 895

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market

2	Date Appendix 3C was given to ASX	17 May 2011

Total of all shares/units bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares/units bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,841,066	590,000

4	Total consideration paid or payable for the shares/units	A$10,332,782	A$3,348,545

Appendix 3E

Daily share buy-back notice

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	Highest price paid: A$5.84 date: 21 September 2011 lowest price paid: A$5.43 date: 23 September 2011	Highest price Paid: A$5.75 lowest price paid: A$5.52 highest price allowed under rule 7.33: A$5.93

How many shares may still be bought back?

6	If the company/trust has disclosed an intention to buy back a maximum number of shares/units - the remaining number of shares/units to be bought back	19,388,263 CUFS/ordinary shares

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Marcin Firek	Date:	27 September 2011
(Company secretary)

Print name:	Marcin Firek

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